Exhibit (a)(5)(F)

27-CV-12-25214	Filed in Fourth Judicial District Court 12/21/2012 1:52:48 PM Hennepin County Civil, MN

STATE OF MINNESOTA COUNTY OF HENNEPIN	DISTRICT COURT FOURTH JUDICIAL DISTRICT Case Type: Other Civil

MARY ARCIERO, on Behalf of Herself and All Others Similarly Situated,

Plaintiff,

v.

KIP R. CAFFEY, SARAH PALISI CHAPIN, WALLACE B. DOOLIN, GARY A. GRAVES, CHARLES H. OGBURN, PHILIP H. SANFORD, MICHAEL J. TATTERSFIELD, JOH. A. BENCKISER GROUP, JAB BEECH INC., PINE MERGER SUB, INC., and CARIBOU COFFEE COMPANY, INC.,

Defendants.

Case No. CLASS ACTION SHAREHOLDER CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTIES, AND ABUSE OF CONTROL JURY TRIAL DEMANDED

INTRODUCTION

1. Plaintiff Mary Arciero (“Plaintiff”), individually and on behalf of all others similarly situated, brings this direct class action for breach of fiduciary duties and abuse of control on behalf of the public shareholders of Caribou Coffee Company, Inc. (“Caribou” or the “Company”) against the herein-named Defendants.

2. This is a stockholder class action brought by Plaintiff on behalf of the public holders of Caribou common stock, seeking to enjoin certain actions of the Defendants in connection with the proposed acquisition (the “Proposed Acquisition”) of Caribou by the Joh. A. Benckiser Group, JAB Beech Inc. and Pine Merger Sub, Inc. (collectively “JAB”). On December 17, 2012, Caribou and JAB jointly announced that Caribou and JAB had entered into a definitive merger

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agreement (the “Merger Agreement”), pursuant to which JAB, through an affiliate of JAB, will commence a cash tender offer (the “Tender Offer”), which is expected to close no later than January 18, 2013, to purchase all of the outstanding shares of Caribou common stock for $16.00 per share in cash, followed by a second-step merger. The aggregate equity value of the Proposed Acquisition is approximately $340 million.

3. Plaintiff alleges that the Individual Defendants (defined herein) breached their fiduciary duties by agreeing to the Proposed Acquisition. The Individual Defendants failed to fulfill their most basic obligation to conduct a full and fair sale process to ensure that Caribou stockholders receive the highest reasonably available value for their shares of Caribou stock. As such, Plaintiff and the other public shareholders of Caribou are entitled to enjoin the Proposed Acquisition or, alternatively, to recover damages in the event that the Proposed Acquisition is consummated.

4. The Proposed Acquisition compares unfavorably to recent comparable transactions. According to Bloomberg, the average valuation multiple to EBIT was 42.58 in comparable transactions, yet the Proposed Acquisition values Caribou at only 20.86 times EBIT. The average valuation multiple to Net Income was 87.49 in comparable transactions, yet the Proposed Acquisition values Caribou at only 28.71 times Net Income. Moreover, the Proposed Acquisition is valued at only 3.06 times book value, while the average multiple in other comparable transactions was 10.60 times book value.

5. Knowing that the opportunistic timing of the Proposed Acquisition would draw serious interest from other potential buyers, the Caribou Board of Directors (the “Board”) acquiesced to draconian and preclusive deal protection devices and a favorable Top-Up Option.

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6. By doing so, the Board has made it economically and practically impossible for any third-party bidder to make an offer to buy Caribou. For instance, the Board agreed to the following deal protection devices in blatant breach of its fiduciary duties to Caribou public shareholders:

a.	a termination fee of $10,380,000 (or $5,190,000 if termination occurs on or prior to January 15, 2013), equal to approximately 3.4% of the total net consideration of $306.1 million, to be paid by Caribou to JAB in the event that the Proposed Acquisition is not consummated (Merger Agreement, Section 8.5);

b.	a definition of “Superior Proposal,” requiring a third party to acquire more than 80% of the assets of the Company and its subsidiaries, or more than 80% of the total voting power of the equity securities of the Company, without which Caribou is not entitled to terminate the Merger Agreement (excluding common termination clauses) (Merger Agreement, Section 6.2(b));

c.	a “no-solicitation” clause which prevents Caribou from soliciting, or its directors and officers from even participating in discussions which may lead to, an “Acquisition Proposal” (the similar definition as Superior Proposal, except the threshold is lowered to 10% of the voting power or 15% of the consolidated assets) from any bidder other than JAB (Merger Agreement, Section 6.2(a));

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d.	a four (4) business days “matching right” which allows JAB to propose revisions to the terms of the Merger Agreement or make other proposals and requires the Board to negotiate in good faith with JAB before accepting an Acquisition Proposal or Superior Proposal or making a change in their support of the Proposed Acquisition (Merger Agreement, Section 6.2(c)); and

e.	a provision providing for the indemnification and exculpation of the Caribou Board for no less than six years from consummation of the Proposed Acquisition on terms and conditions no less favorable than the terms of the directors’ and officers’ liability insurance policy currently maintained by the Company in respect of actions or omissions of such officers and directors prior to the consummation of the Proposed Acquisition in their capacities as such (Merger Agreement, Section 6.10).

7. Working together with the Top-Up Option, the foregoing deal protection devices in effect foreclose the possibility that a third-party ‘white knight’ may step forward to provide Caribou shareholders with a premium for their shares. Instead, Caribou shareholders are left with the opportunistic and inadequate compensation offered by the Proposed Acquisition. As such, the deal protection devices, approved by the Board as part of the Merger Agreement, represent an ongoing breach of fiduciary duty.

8. The Proposed Acquisition does not provide for adequate value for Caribou shares. The decision of the Individual Defendants, who constitute Caribou’s Board, to pursue the Proposed Acquisition, constitutes a breach of their fiduciary duties to Plaintiff and other Caribou shareholders.

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9. Equally troubling, a majority of the Board is receiving benefits from the Proposed Acquisition that Caribou public shareholders are not. As part of the Proposed Acquisition, the majority of the Individual Defendants, together with other executives of Caribou, are having their Company stock options and shares of restricted stock, which total, as of March 15, 2012, 625,192, subject to immediate vesting and conversion into a cash payout, in accordance with the Proposed Acquisition.

10. In addition, the Company adopted a new severance plan (the “Severance Plan”) on December 16, 2012, according to which each director of the Company whose employment with the Company is terminated, whether involuntarily other than for Cause (as defined therein) or voluntarily for Good Reason (as defined therein), during the twelve month period following the Proposed Acquisition, shall receive a Separation Pay equal to twelve weeks of their Base Pay (as defined therein). Directors of Operations and Senior Directors of the Company will receive a Separation Pay equal to twenty-six weeks of Base Pay, and Vice Presidents through Senior Vice Presidents will receive a Separation Pay equal to fifty-two weeks of Base Pay.

11. Moreover, according to the press release, dated December 17, 2012, announcing the Proposed Acquisition, certain Caribou executives and/or directors will maintain their employment with the Company following the Proposed Acquisition. Moreover, Caribou will remain based in Minneapolis, Minnesota.

12. The vesting of stock options and shares of restricted stock, the severance payments and/or continued employment with Caribou will all not be shared with Caribou’s public shareholders.

13. Indeed, the Proposed Acquisition is designed to provide JAB, Caribou’s executive management, and its Board the ability to recognize the remarkable potential Caribou has as a company, and to provide Caribou’s insiders with steep and lucrative change-of-control benefits, rather than to allow Caribou’s shareholders to enjoy the Company’s growth potential.

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14. In short, the Proposed Acquisition is designed to unlawfully divest Caribou’s public stockholders of their holdings and end Caribou’s independent existence without providing Caribou and its shareholders the maximized value to which they are entitled.

15. Herein, Plaintiff pleads with specificity that the Merger Agreement and Tender Offer are being accomplished by a breach of fiduciary duty.

PARTIES

16. Plaintiff is and at all material times hereto has been a holder of Caribou common stock.

17. Defendant Kip R. Caffey (“Caffey”) is and at all material times hereto has been a Director of Caribou. As of March 15, 2012, Defendant Caffey was also the owner of 45,728 shares of Caribou.

18. Defendant Sarah Palisi Chapin (“Chapin”) is and at all material times hereto has been a Director of Caribou. As of March 15, 2012, Defendant Chapin was also the owner of 23,628 shares of Caribou.

19. Defendant Wallace B. Doolin (“Doolin”) is and at all material times hereto has been a Director of Caribou. As of March 15, 2012, Defendant Doolin was also the owner of 37,978 shares of Caribou.

20. Defendant Gary A. Graves (“Graves”) serves as the Company’s Non-Executive Chairman since November 2007. Graves is also and at all material times hereto has been a Director of Caribou. As of March 15, 2012, Defendant Graves was also the owner of 59,314 shares of Caribou.

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21. Defendant Charles H. Ogburn (“Ogburn”) is and at all material times hereto has been a Director of Caribou. As of March 15, 2012, Defendant Ogburn was also the owner of 98,042 shares of Caribou.

22. Defendant Philip H. Sanford (“Sanford”) is and at all material times hereto has been a Director of Caribou. As of March 15, 2012, Defendant Sanford was also the owner of 15,478 shares of Caribou.

23. Defendant Michael J. Tattersfield (“Tattersfield”) has been the Company’s President and Chief Executive Officer since August 2008, and a director since April 2009. As of March 15, 2012, Defendant Tattersfield was also the owner of 674,069 shares of Caribou, representing 3.2% of the outstanding shares of Caribou.

24. Defendant Joh. A. Benckiser Group (“JAB”) and affiliated companies is a privately held group focused on long term investments in companies with premium brands in the Fast Moving Consumer Goods category. The Joh. A. Benckiser-group’s portfolio includes, among other things, a majority stake in Coty Inc., a global leader in beauty, and a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

25. Defendant JAB Beech Inc. (“JAB Beech”) is a Delaware corporation, an affiliate of JAB, and a vehicle through which the Defendants seek to effectuate the Proposed Acquisition.

26. Defendant Pine Merger Sub, Inc. (“Merger Sub”) is a Minnesota corporation and a wholly owned subsidiary of JAB Beech, and a vehicle through which the Defendants seek to effectuate the Tender Offer and the Proposed Acquisition.

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27. Defendant Caribou is a Minnesota corporation, with its headquarters located at 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota. Caribou stock is publicly traded on the NASDAQ exchange under the ticker “CBOU.” Caribou is one of the leading branded coffee companies in the United States. Based on the number of coffeehouses, Caribou is the second largest company-operated premium coffeehouse operator in the United States. As of January 1, 2012, Caribou had 581 coffeehouses, including 169 franchised locations. Caribou’s coffeehouses are located in 20 states, the District of Columbia and ten international markets. Caribou’s coffeehouses offer its customers high-quality premium coffee, espresso-based beverages and whole bean coffee as well as specialty teas, cold beverages, baked goods, breakfast and lunch sandwiches, branded merchandise and coffee lifestyle items. Caribou’s unique coffee is available within its commercial segment via grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and e-commerce channels. In addition, the Company sells its blended coffees and licenses its brand to Keurig, Inc. for sale and use in its K-Cup single serve line of business. As of November 8, 2012, there were 20,334,620 shares of Caribou, outstanding.

28. The Defendants Caffey, Chapin, Doolin, Graves, Ogburn, Sanford and Tattersfield are sometimes collectively referred to herein as the “Individual Defendants” or the “Board.”

29. The Individual Defendants, together with Caribou, JAB, JAB Beech and Merger Sub are collectively referred to herein as “Defendants.”

JURISDICTION AND VENUE

30. Jurisdiction is proper in this District because Defendant Caribou is headquartered in and regularly transacts business within Hennepin County, or Defendants have committed torts within this County or solicit business in this County or should reasonably expect the acts to have consequences in this County and derive substantial revenue from interstate or international commerce.

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31. Venue is proper in this District because, inter alia, Caribou’s principal place of business is in Hennepin County, and the Individual Defendants regularly conduct business in this jurisdiction. In addition, the acts and transactions complained of in this Complaint took place, in all or substantial part, in this County.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

32. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.

33. To diligently comply with these duties, the directors and/or officers may not take any action that:

a.	adversely affects the value provided to the corporation’s shareholders;

b.	will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	contractually prohibits themselves from complying with their fiduciary duties;

d.	will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e.	will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

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34. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Caribou, are obligated under applicable law to refrain from:

a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders.

35. Plaintiff alleges herein that Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties, or aiding and abetting such violations, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of Caribou. The Individual Defendants are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class (defined below). As a result of the Individual Defendants’ divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their Caribou common stock in the proposed Acquisition.

CLASS ACTION ALLEGATIONS

36. Plaintiff brings this action individually and as a class action on behalf of all holders of Caribou stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

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37. This action is properly maintainable as a class action under Minnesota Rule of Civil Procedure 23.

38. The Class is so numerous that joinder of all members is impracticable. There are more than 20 million shares of Caribou’s common stock outstanding. These shares are held by hundreds, if not thousands, of beneficial holders.

39. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a.	whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

b.	whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

c.	whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

d.	whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

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e.	whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

f.	whether Caribou, JAB, JAB Beech and/or Merger Sub are aiding and abetting the wrongful acts of the Individual Defendants.

40. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

41. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

42. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

43. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

44. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

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SUBSTANTIVE ALLEGATIONS

Caribou’s Growth Potential Is Undeniable

45. Prior to the announcement of the Proposed Acquisition on December 17, 2012, Caribou’s future looked bright. The Company’s shares, recovering from a temporary lull as a result of the downturn in the overall economy, have almost tripled their value, increasing by more than a whopping 281% in less than eighteen months. The Company stock has increased from $6.62 per share in October of 2010, to $18.64 on March 30, 2012. Moreover, in May 2012, Caribou’s stock closed above the offered price of $16.00 per share, closing at $16.49. On December 14, 2012, a last trading day before the announcement of the Proposed Acquisition, Caribou stock closed at $12.32 per share.

46. The increase in Caribou stock price was backed by positive financial results: on August 3, 2011, the Company issued a press release announcing its second quarter fiscal 2011 financial results, showing a 16.5% increase in consolidated sales, and an improvement of 29.3% in EBITDA, compared to the second quarter of 2010.

47. The positive results continued in Q3 of 2011: on November 8, 2011, Caribou announced its financial results for the Q3 ended October 2, 2011, showing an increase of 16.1% in third quarter fiscal 2011 consolidated sales, and an improvement of 9.7% in EBITDA, compared to the third quarter of 2010.

48. Caribou’s terrific year continued in Q4 of 2011: on February 22, 2012, Caribou announced its financial results for the Q4 ended January 1, 2012, showing an increase of 18.8% in fourth quarter fiscal 2011 consolidated sales, and an improvement of 4.6% in EBITDA, compared to the fourth quarter of 2010. For the year, the Company showed a 15% increase in consolidated sales, and a 17.7% increase in EBITDA, compared to fiscal 2010.

49. These great results continued in fiscal 2012: on May 3, 2012, the Company announced its financial results for the Q1 ended April 1, 2012, showing an increase of 11.4% in total net sales, and a dramatic increase of 41.9% in commercial and franchise sales, compared to the first quarter of 2011. However, due to industry trends which led the Company to believe its

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single cup business line will experience a moderation in its growth trajectory for the remainder of 2012, the Company announced it was lowering its outlook for net sales as well as its expected range for EPS compared to its original guidance, from net sales growth of 10% to 6%-8%, and diluted EPS of $0.47 to $0.50, down from $0.48 to $0.51.

50. The Company updated its 2012 projections again on August 6, 2012, when it announced its financial results for the Q2 ended July 1, 2012. Despite showing a 7.9% and a 6% increase in commercial and franchise sales, respectively, compared to the second quarter of 2011, the Company updated its 2012 outlook for no change in net sales compared with 2011, and diluted EPS of $0.43 to $0.46.

51. Defendant Tattersfield stated:

We were pleased to have held pro forma net income steady compared to the prior year period in the face of coffee commodity cost pressure and a lower contribution from the Keurig single-serve platform. Growth in comparable coffeehouse sales, has also now been extended to eleven consecutive quarters and benefited from our continued focus on product innovation. In addition, we also reached a new franchise milestone of 100 international coffeehouses further demonstrating the extensive popularity of Caribou Coffee outside of the U.S.

Although our updated projections for Caribou-branded K-cups have led us to adjust our full year outlook, we view the dynamics affecting our single-serve business as temporary challenges and remain committed to strengthening our Green Mountain relationship. More importantly, the diversification afforded to us through our multi-channel model provides us numerous levers to achieve sustainable growth in sales and profitability over the long-term.

(emphasis added)

52. Indeed, Q3 of 2012 showed improvement in the Company’s performance, and the Company updated its guidance for 2012 yet again. On November 8, 2012, the Company announced its financial results for the Q3 ended September 30, 2012, showing dramatic increase of 39.9% and 45% in commercial and franchise sales, respectively, compared to the third quarter of 2012. The Company updated its EPS 2012 outlook to $0.44 to $0.46.

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53. Defendant Tattersfield stated:

We also opened 20 new coffeehouses in the quarter, six of which were company owned. We continue to focus on our multi-channel premium coffee business model to build the Caribou brand, and are confident in our ability to drive future growth across all of our lines of business.

(emphasis added)

54. At least one analyst has valued Caribou stock above the proposed $16.00 per share offered price, valuing Caribou stock at $17.00 per share as of December 18, 2012, a day after the announcement of the Proposed Acquisition.

The Proposed Acquisition of the Company

55. All indications—including from Caribou and JAB—are that Caribou’s value (and, thus, its share price) is steadily poised to continue climbing. Despite this, Defendants seek to give this Company away at a steal to JAB.

56. That is, on December 17, 2012, the Company—through the Individual Defendants—announced the Proposed Acquisition to the public via several SEC filings and a concomitant joint press release with JAB which stated:

Caribou Enters into Merger Agreement to be Acquired by Joh. A. Benckiser for $16.00 Per Share in Cash

Transaction Valued at Approximately $340 Million

MINNEAPOLIS, MN—December 17, 2012—Caribou Coffee Company, Inc. (NASDAQ: CBOU), the second-largest company-owned premium coffeehouse operator in the United States based on the number of coffeehouses, and the Joh. A. Benckiser Group (JAB) announced a definitive merger agreement under which an affiliate of JAB will acquire Caribou for $16.00 per share in cash, or a total of approximately $340 million. The agreement, which has been unanimously approved by Caribou’s independent directors, represents a premium of approximately 30 percent over Caribou’s closing stock price on December 14, 2012, the last trading day prior to the announcement of the transaction.

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At the close of the transaction, Caribou will continue to be operated as an independent company with its own brand, management team and growth strategy. Caribou will remain based in Minneapolis, Minnesota.

“Caribou Coffee is a great company, with dedicated people, world-class customer service, exceptionally high quality coffeehouse beverages and food and a state-of-the-art roasting facility. The employees of Caribou should feel very proud of all they’ve been able to accomplish over the years, and I look forward to continued success in Caribou’s future,” said Gary Graves, Non-Executive Chairman of Caribou.

“We anticipate the next chapter in Caribou’s journey will be filled with tremendous opportunities to grow this great brand, with new ownership,” said Michael Tattersfield, President and Chief Executive Officer of Caribou.

“Caribou has a fantastic brand and unique culture, and fits perfectly with JAB’s investment philosophy of investing in premium and unique brands in attractive growth categories like coffee,” said Bart Becht, Chairman of Joh. A. Benckiser Group. “JAB is committed to investing in Caribou as a standalone business out of Minneapolis to ensure the Company continues its current highly successful track record.”

Under the terms of the merger agreement, an affiliate of JAB will promptly commence a tender offer to acquire all of the outstanding shares of Caribou’s common stock at a price of $16.00 per share in cash. Following successful completion of the tender offer, JAB will acquire all remaining shares not tendered in the offer through a second-step merger at the same price as in the tender offer.

The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of outstanding Caribou shares on a fully diluted basis, the expiration or termination of the waiting periods under applicable competition laws, and other customary conditions. The tender offer is not subject to a financing condition.

BDT Capital Partners, a Chicago-based merchant bank that provides long-term private capital solutions to closely held companies, is a minority investor in this transaction alongside JAB.

57. Following consummation of the Tender Offer, Merger Sub will be merged with and into the Company, which will become a majority-owned subsidiary of JAB.

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Unfair Price

58. By entering into the Merger Agreement, the Board has capped the value of the Company shares.

59. The Company announced positive financial reports for the last several fiscal quarters, highlighting the Company’s bright financial future.

60. The Proposed Acquisition compares unfavorably to recent comparable transactions. According to Bloomberg, the average valuation multiple to EBIT was 42.58 in comparable transactions, yet the Proposed Acquisition values Caribou at only 20.86 times EBIT. The average valuation multiple to Net Income was 87.49 in comparable transactions, yet the Proposed Acquisition values Caribou at only 28.71 times Net Income. Moreover, the Proposed Acquisition is valued at only 3.06 times book value, while the average multiple in other comparable transactions was 10.60 times book value.

61. At least one analyst has valued Caribou stock above the proposed $16.00 per share offered price, valuing Caribou stock at $17.00 per share as of December 18, 2012, a day after the announcement of the Proposed Acquisition.

62. A Seeking Alpha article, dated December 18, 2012, states, in pertinent parts:

The $16.00 offer values the [Company] at $340 million. This values operating assets at roughly $311 million, if we subtract the net cash position. This values the [Company] at 1.0 times 2012s expected annual revenues and roughly 40 times annual earnings....

[JAB], which is the holding company of a wealthy German family, has boosted its stakes in many more well known consumer brands. During summer, the company acquired Peet’s Coffee & Tea (PEET) for close to $1 billion, or roughly 2.5 times 2011s full year revenues. That multiple is in line with Starbuck’s (SBUX) revenue multiple of 2.6 times 2012s revenues....

Investors are in doubt whether to tender their shares. While far less profitable than some of its competitors, Caribou is valued at roughly 1.0 times annual revenues.

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This compares to multiples which are much higher for Peet’s Coffee and Starbucks, among others....

Some commentators have already argued that the offer price is too low, given the low revenue multiple.

With shares trading just 10 cents above the offer price of $16.00 per share, it might be worth the gamble to hold on to your shares. Investors can only lose 10 cents compared to the offer price, assuming the deal goes through, while there might be an opportunity for a revised upwards offer.

(emphasis added)

The Terms of the Merger Agreement Are Unfair to Caribou’s Shareholders

63. Knowing that the opportunistic timing of the Proposed Acquisition would draw serious interest from other potential buyers, the Board acquiesced to draconian and preclusive deal protection devices, including: (i) a $10,380,000 termination fee; (ii) a preclusive no-solicitation clause; (iii) a strict definition of Superior Proposal; (iv) a matching right; and (v) indemnification and exculpation of the Caribou Board.

64. The termination fee alone adds more than $0.51 per share to the proposed merger consideration of $16.00 per share, thereby deterring other bidders from making any Superior Proposal.

65. The definitions of Acquisition and Superior Proposals prevent the Company from considering a value maximizing transaction involving a sale of some of the Company’s assets.

66. The reason behind the deal protection devices is clear: the absence of a meaningful premium for shareholders in the Proposed Acquisition creates the very real potential that a third party bidder will attempt to usurp JAB and submit a higher bid for Caribou, as was also suggested by different analysts.

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The Top-Up Option

67. The Board has granted JAB an irrevocable Top-Up Option that is grossly unfair to the shareholders and renders the Proposed Acquisition coercive. In the event that JAB fails to acquire the requisite 90% of the outstanding shares of Caribou in the Tender Offer, but receives at least a majority of all then-outstanding shares on a fully diluted basis, Caribou’s Board has granted to JAB an option allowing JAB to purchase an amount of newly-issued shares of Caribou at the offer price of $16.00 per share which, when added to the shares already owned by JAB after consummation of the Tender Offer, constitutes up to one share more than the number of shares entitled to cast 90% of the fully diluted shares of Caribou, but not less than one share more than 90% of the number of Caribou shares then outstanding. The Top-Up Option would enable JAB to circumvent the requirement of approval of the merger by a majority of the outstanding shares and therefore deprive Caribou’s shareholders of substantial corporate governance rights.

68. Under the terms of the Merger Agreement, the number of shares available for use in the Top-Up Option is limited only by the “Company’s then authorized and unissued [s]hares (giving effect to [s]hares reserved for issuance under the Stock Plans, as if such [s]hares were outstanding).”

69. If the Top-Up Option is exercised, the Board will be using a corporate apparatus to deprive Caribou’s shareholders of any protection they would have in a long-form merger. Further, Caribou will avoid its obligation to convene a shareholders meeting after the Tender Offer closes and have the shareholders approve the merger with JAB. In effect, the shareholders will be coerced into the Proposed Acquisition.

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70. The combination of the preclusive deal protection devices described above and the Top-Up Option deter any chance of a third party stepping forward and making a bid on the Company.

71. As such, the deal protection devices, approved by the Caribou Board as part of the Merger Agreement, represent an ongoing breach of fiduciary duty.

A Majority of the Board Has a Conflict of Interest

72. The majority of the Individual Defendants, together with other executives of Caribou, are having their Company stock options and restrict stock units, which total, as of March 15, 2012, 625,192 (520,824 which were held by Defendant Tattersfield alone), subject to immediate vesting and conversion into a cash payout upon the consummation of the Proposed Acquisition. The vesting and conversion of the stock options and restricted stock units alone represent more than $10 million in compensation to be divided between the Individual Defendants alone.

73. In addition, the Company adopted the new Severance Plan on December 16, 2012, according to which each director of the Company whose employment with the Company is terminated, whether involuntarily other than for Cause (as defined therein) or voluntarily for Good Reason (as defined therein), during the twelve month period following the Proposed Acquisition, shall receive a Separation Pay equal to twelve weeks of their Base Pay (as defined therein). Directors of Operations and Senior Directors of the Company will receive a Separation Pay equal to twenty-six weeks of Base Pay, and Vice Presidents through Senior Vice Presidents will receive a Separation Pay equal to fifty-two weeks of Base Pay.

74. Moreover, according to the press release, dated December 17, 2012, announcing the Proposed Acquisition, certain Caribou executives and/or directors will maintain their employment with the Company following the Proposed Acquisition.

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75. These conflicts call into question the Board’s independence and ability to exercise its fiduciary duty to act in the best interests of Caribou’s shareholders and maximize shareholder value and exercise valid business judgment in connection with the Proposed Acquisition.

76. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Caribou and its public shareholders.

77. The Proposed Acquisition will deprive the Company’s public stockholders of any enhanced premium that an auction of the Company and/or further negotiations with other potential suitors could provide.

78. The terms of the Proposed Acquisition are patently unfair to the Class. This inequity is compounded by the disparity of knowledge and information possessed by the Individual Defendants by virtue of their positions of control of Caribou and that possessed by Caribou public shareholders.

79. The Individual Defendants’ failure to reject the facially inadequate Proposed Acquisition evidences their disregard for ensuring that shareholders receive adequate value for their stock. By failing to reject the Proposed Acquisition outright, the Individual Defendants have artificially depressed the value of Caribou stock, thereby depriving Plaintiff and the Class of the right and opportunity to receive the maximum value for their shares.

80. The Individual Defendants owe fundamental fiduciary obligations to Caribou’s stockholders to take all necessary and appropriate steps to maximize the value of their shares.

81. The Individual Defendants have a responsibility to act independently so that the interests of the Company’s public stockholders will be protected; to consider properly all bona fide offers for the Company; and to reject offers that are clearly not in the interest of shareholders.

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82. The Individual Defendants have breached their fiduciary and other common law duties owed to Plaintiff and other members of the Class.

83. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing the Individual Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at an adequate premium over the market price.

84. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

85. Unless enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duties, and will prevent the sale of Caribou at an adequate premium, all to the irreparable harm of Plaintiff and other members of the Class.

86. Plaintiff and the Class have no adequate remedy at law.

CAUSES OF ACTION

COUNT I

CLAIM FOR BREACH OF FIDUCIARY DUTIES

(ON BEHALF OF PLAINTIFF AND THE CLASS

AGAINST ALL INDIVIDUAL DEFENDANTS)

87. Plaintiff repeats and realleges each allegation set forth herein.

88. The Individual Defendants have knowingly and recklessly violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Caribou and have acted to put the interests of themselves and JAB ahead of the interests of Caribou’s shareholders.

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89. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, knowingly or recklessly are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Caribou.

90. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Caribou because, among other reasons, they failed to:

a.	act in the best interests of the public shareholders of Caribou common stock;

b.	maximize shareholder value;

c.	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Acquisition; and

d.	act in accordance with their fundamental duties of good faith, due care and loyalty.

91. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly or recklessly failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

92. Unless enjoined by this Court, the Individual Defendants will continue to knowingly or recklessly breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Acquisition, which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.

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93. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the Tender Offer and Proposed Acquisition are enjoined by the Court, the Individual Defendants will continue to knowingly or recklessly breach their fiduciary duties owed to Plaintiff and the members of the Class to the irreparable harm of the members of the Class.

94. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

95. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT II

CLAIM FOR AIDING AND ABETTING

THE INDIVIDUAL DEFENDANTS’ BREACH OF FIDUCIARY DUTIES

(ON BEHALF OF PLAINTIFF AND THE CLASS

AGAINST CARIBOU, JAB, JAB BEECH, AND MERGER SUB)

96. Plaintiff repeats and realleges each allegation set forth herein.

97. Defendants Caribou, JAB, JAB Beech and Merger Sub are sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of Caribou.

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98. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the Caribou shareholders by failing to:

a.	act in the best interests of the public shareholders of Caribou common stock;

b.	maximize shareholder value;

c.	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Acquisition; and

d.	act in accordance with their fundamental duties of good faith, due care and loyalty.

99. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Caribou, JAB, JAB Beech and Merger Sub, which, therefore, aided and abetted such breaches via entering into the Merger Agreement.

100. Caribou, JAB, JAB Beech and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of their fiduciary duties to the Caribou’s shareholders.

101. Caribou, JAB, JAB Beech and Merger Sub rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to the Caribou’s shareholders.

102. As a result of Caribou, JAB, JAB Beech and Merger Sub’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Caribou shares.

103. As a result of the unlawful actions of Caribou, JAB, JAB Beech and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Caribou’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Caribou, JAB, JAB Beech

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and Merger Sub are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value.

104. Plaintiff and the other members of the Class have no adequate remedy at law.

105. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Caribou, JAB, JAB Beech and Merger Sub. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT III

Claim against the Director Defendants for Violation of Minn. Stat. § 302A.251

106. Plaintiff repeats and realleges each and every allegation set forth herein.

107. Defendants Graves, Ogburn, Caffey, Doolin, Chapin, Sanford, by reason of their conduct alleged herein, failed to adhere to the standard of conduct prescribed by Minn. Stat. § 302A.251, subd 1, for directors.

COUNT IV

Claim against Tattersfield for Violation of Minn. Stat. § 302A.361

108. Plaintiff repeats and realleges each and every allegation set forth herein.

109. Defendant Tattersfield, by reason of his conduct alleged herein, failed to adhere to the standard of conduct prescribed by Minn. Stat. § 302A.361 for officers.

COUNT V

Claim against Individual Defendants for Violation of Minn. Stat. § 302A.255

110. Plaintiff repeats and realleges each and every allegation set forth herein.

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111. In connection with the Proposed Acquisition, the stock options and shares of restricted stock held by a majority of the Individual Defendants will be immediately vested and converted into a cash payout. 9. This agreement, and the new Severance Plan (10), is a “contract or other transaction between [Caribou] and one or more of its directors” within the meaning of §302A.255. Accordingly, the approval of the Proposed Acquisition by the Individual Defendants is void or voidable in the absence of approval pursuant to Minn. Stat. § 302A.255.

112. By reason of the Individual Defendants’ conduct alleged herein, the Proposed Acquisition is, or, if consummated, would be, void or voidable pursuant to Minn. Stat. § 302A.255, unless all material facts as to the Proposed Acquisition and as to the Individual Defendants’ interest therein are fully disclosed to the holders of all outstanding shares and the Proposed Acquisition is approved by either (1) the holders of two-thirds of the voting power of the shares entitled to vote that are owned by persons other than the Individual Defendants or (2) the unanimous affirmative vote of the holders of all outstanding shares, whether or not entitled to vote.

113. The compensation arrangements contemplated by the Proposed Acquisition also violate Minn. Stat. § 302A.255, which prohibits entering into or amending, “directly or indirectly, agreements containing provisions, whether or not dependent on the occurrence of any event or contingency, that increase, directly or indirectly, the current or future compensation of any officer or director of the publicly held corporation.”

COUNT VI

Claim against Defendants for Equitable Relief pursuant to Minn. Stat. § 302A.467

114. Plaintiff repeats and realleges each and every allegation set forth herein.

115. Pursuant to Minn. Stat. § 302A.467, where a corporation formed under Minnesota law or an officer or director of such a corporation violates a provision of Minn. Stat. §§ 302A.001 et seq., a court in this state may, in an action brought by a shareholder of the corporation, grant any equitable relief it deems just and reasonable in the circumstances and award expenses, including attorneys’ fees and disbursements, to the shareholder.

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116. Based on Defendants’ conduct alleged herein, Plaintiff and the class of Caribou shareholders Plaintiff seeks to represent are entitled to equitable relief pursuant to Minn. Stat. § 302A.467 for violations of Minn. Stat. §§ 302A.251, 302A.361, and 302A.255.

JURY TRIAL DEMAND

117. Plaintiff hereby demands trial by jury on all issues so triable.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor, in favor of the Class, and against Defendants as follows:

i.	Declaring that this action is properly maintainable as a class action;

ii.	Directing the Defendants to repay all damages, losses, attorneys’ fees, appraisal fees, loss of profits or other expenses incurred by Plaintiff and the Class by virtue of the complained of conduct;

iii.	Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

iv.	Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from finalizing the Tender Offer and consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

v.	Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Plaintiff and Caribou’s public shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

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vi.	Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

vii.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees, pursuant to Minn. Stat. § 302A.467 or otherwise; and

viii.	Granting such other and further equitable relief as this Court may deem just and proper.

DATED: December 21, 2012

LOCKRIDGE GRINDAL NAUEN P.L.L.P.

By:	/s/ Vernon J. Vander Weide
Vernon J. Vander Weide (No. 112173)
Gregg M. Fishbein (No. 202009) Karen H. Riebel (No. 219770) 100 Washington Avenue South, Suite 2200 Minneapolis, MN 55401 Telephone: (612) 339-6900 Facsimile: (612) 339-0981

Attorneys for Plaintiff

OF COUNSEL:

POMERANTZ GROSSMAN HUFFORD DAHLSTROM & GROSS LLP
Gustavo F. Bruckner Ofer Ganot 600 Third Avenue New York, NY 10016 Telephone: (212)661-1100 Facsimile: (212) 661-8665

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ACKNOWLEDGEMENT

The undersigned hereby acknowledges that sanctions, including costs, disbursements and reasonable attorney fees may be awarded pursuant to Minn. Stat. § 549.211 to the party against whom the allegations in this pleading are asserted.

/s/ Vernon J. Vander Weide
Vernon J. Vander Weide (No. 112173)

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